Exhibit 99.2

BIT BROTHER LIMITED

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 p.m. on February 14, 2022 Beijing Time

(Record Date – November 29, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Xianlong Wu as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Bit Brother Limited (“we,” “us,” “Bit Brother” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the Special Meeting of Shareholders of the Company on Thursday, February 14, 2022, at 10:30 p.m., Beijing time, at Room 910, Building 1, Huitong Building, No. 168, Hehua Road, Hehuayuan Street, Furong District, Changsha City, Hunan Province, China, and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” OF PROPOSALS 1 TO 4 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To approve the Amendment to the 2021 Equity Incentive Plan.

For	Against	Abstain
☐	☐	☐

PROPOSAL 2: To approve and adopt a special resolution that the authorized share capital of the Company be amended from an unlimited number of ordinary shares with no par value (the “Ordinary Shares”) and 5,000,000 preferred shares with a par value of US$0.0001 (the “Preferred Shares”), to an unlimited number of Class A ordinary shares with no par value (the “Class A Ordinary Shares”), 200,000,000 Class B ordinary shares with no par value (the “Class B Ordinary Shares”) and 5,000,000 Preferred Shares (the “Amendment to the Authorized Share Capital”), by (i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share; (ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share; (iii) the creation of 200,000,000 Class B Ordinary Shares.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: To approve a special resolution that an Amended and Restated Memorandum and Articles of Association of the Company which incorporate amendments, including but not limited to Amendment to the Authorized Share Capital, be adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association of the Company.

For	Against	Abstain
☐	☐	☐

PROPOSAL 4: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder:

Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.
If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: